Filed by Digital Generation, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer’s SEC File No.: 001-35643

Date: August 13, 2013

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AUGUST 13, 2013 / 12:30PM, DGIT - Digital Generation Inc to Discuss Sale of Television Business

CORPORATE PARTICIPANTS

Craig Holmes Digital Generation, Inc. - CFO

Neil Nguyen Digital Generation, Inc. - President & CEO

CONFERENCE CALL PARTICIPANTS

Darren Aftahi - Analyst

Richard Ingrassia - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen and welcome to the DG call to discuss the sale of the TV assets conference call. My name is Kathy and I will be your operator for today. At this time, all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference.

(Operator Instructions)

As a reminder, this call is being recorded for replay purposes. I would now like to turn the call over to Mr. Craig Holmes, Chief Financial Officer. Please proceed, Sir.

Craig Holmes - Digital Generation, Inc. - CFO

Thank you, operator, and good morning, everyone and welcome to our call to discuss the announcement to sell DG’s TV assets. As the operator mentioned, I am Craig Holmes and also joining the call today is Neil Nguyen, our CEO and President. This morning, we will have remarks from Neil regarding the transaction and I will have brief comments regarding some of the additional details around the agreements and then we will both be available to answer your questions. Last night DG issued a press release announcing the sale of the company’s TV assets to Extreme Reach. The release is available on the company’s website at www.dgit.com.

This call is being broadcast live over the Internet and the audio of the call will be available on the investor relations page of the company’s website.  I’d like to remind everyone that the conference call will contain forward-looking statements that are not historical facts but rather are based on the company’s current expectations and beliefs. DG’s actual results may differ materially from these forward-looking statements. Please refer to the company’s SEC filings for detailed information. Now I’ll turn the call over to Neil.

Neil Nguyen - Digital Generation, Inc. - President & CEO

Good morning, everyone and thank you for joining us today. As you may have read the press release issued last evening, DG has entered into a merger agreement subject to stockholder and regulatory approval by which we have agreed to sell our television business to Extreme Reach for $525 million. The cash will be used to pay down DG’s bank debt and provide a distribution to shareholders currently estimated to be at least $3 per share. We believe this transaction will create shareholder value. The online business will emerge as a new public company owned by DG shareholders with most of DG’s working capital and cash on hand. I’m excited about this transaction and I’m confident that this is the best way forward for both the online and television businesses to maximize their potential. Proving a difficult decision, DG has been a leader in revolutionizing the TV industry from physical tape distribution to establishing the leading digital TV delivery platforms. We oversaw the transition from two-inch tapes to gigabyte high-definition files.

Our clients continue to recognize the benefit of one of the most efficient solutions to distribute high-quality broadcast content that covers everything from a Super Bowl spot to infomercial as well as high definition long form syndicated programming. When we acquired MediaMind in July 2011 and strategically moved to combine our TV assets with the leading independent online platform, we acted proactively toward the industry trend of convergence and digital across all media platforms. It is important to recognize that today’s announcement does not abandon this belief and the role we expect to play within the convergence of media and emerging TV related digital channels. With the continued transition to digital everywhere and connected everything, we are even more committed to video cross all media channels and believe that ultimately, linear programming content will be delivered over IP. This will allow us to continue to support our clients and leveraging our technology platforms in much the same way we have helped clients in display on online video today.

In the near-term, fragmentation of audiences across media channels and connected devices continues to accelerate and The New Online Company built on the foundation of a fully integrated MediaMind, EyeWonder, Unicast and Pier 39 will be laser focused on unifying campaign execution, targeting optimization attribution and delivering insights across all digital channels. Media will continue to be a big part of our focus across all connected screens as well as continuing to build out our mobile display and social strategy where data provides the core differentiator. Many of the core capabilities that have powered our results in the online business today in 2013 do not change. Our platform approach is designed to reduce complexity in digital campaign management. Our developing positioning to deliver multi-channel campaigns to display video mobile and social, our commitment to open standards allowing partners to choose our leading point solutions that integrate seamlessly across any platform, our global reach with local understanding which is particularly important in the emerging markets, our growing presence in programmatic buying and lastly, our independence.

We have heard, time and again, from our customers that our neutrality allows them to manage their most important asset, data, and successfully work across the publisher landscape without concern that their data is shared with competitors. You will hear much more from us in the coming months about how our online focus, unencumbered by debt, broadens the opportunity in front of DG’s online assets. Our reach has never been greater as we connect over 14,000 advertisers in over 70 countries around the world. We’re confident this global footprint combined with the best in class technology uniquely positions The New Online Company to help marketers meet the challenges of connecting with their consumers in an increasingly fragmented digital world. Now Craig will provide some additional transaction details and we’ll be happy to answer your questions.

Craig Holmes - Digital Generation, Inc. - CFO

Thank you, Neil. Yes, we are excited about the opportunity to monetize our TV business in a way that allows us to deleverage our balance sheet, return value to shareholders and increase our focus on the rapidly growing online business. ER is paying $485 million for our TV business. The New Online Company will emerge with almost all of DG’s working capital, including that attributed to both online and TV businesses. Total working capital for the television business alone at June 30 was approximately $40 million excluding cash and current maturities, bringing the total economic value for the sale of the television business to $525 million. A portion of the cash and working capital at closing will help fund the anticipated cash distribution to shareholders, the potential investment in ER and expenses associated with the transaction. The New Online Company’s initial capital structure is forecasted to have approximately $20 million of cash and $50 million to $60 million of net working capital.

Now, in connection with the transaction, DG committed to provide a potential equity investment of $40 million in Extreme Reach if required to close the transaction. If DG’s equity investment is ultimately required at closing, ER will provide DG with $45 million of preferred stock with terms and conditions consistent with ER’s most recent offering to Spectrum Equity. If the investment is not required, ER will pay DG an additional $5 million in cash at closing and the incremental $45 million will then be available to fund stockholder distributions and working capital for The New Online Company.

As we discussed last week, the online management has substantially worked through the integration of our various online businesses over this past year and has now re-established an impressive growth trajectory. The team is excited about the potential to expand and grow the online business unencumbered by the high debt load the company has carried for the past couple years. Early this morning we filed an 8-K with the merger agreement and other agreements and we recommend that you thoroughly review those documents.

From now until the deal closes, it is still business as usual so we are not currently making any changes to the 2013 revenue and EBITDA guidance we provided last week. I do want to note, however, that our net income over the next couple of quarters will be impacted by the legal, audit and financial advisory costs associated with this transaction and we do expect those costs to run as high as $1 million to $2 million per month for the next couple of months. As you know, these deals involving multiple financing sources regulatory approvals are never done until they are done. At this point, there’s a lot of work to do on many legal, operational and administrative fronts. We currently expect the work to consummate this transaction to be completed in the first quarter of 2014. Over the next few months we will be making incremental filings with the SEC and disclosing more information regarding our longer-term strategy and business model. In the meantime, we appreciate your continued interest in our company.  Now, operator, we’ll take a few questions from our analysts.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions).

Darren Aftahi.

Darren Aftahi — Analyst

Thanks for taking my questions and congrats on the deal. Just a few, can you give a little background on the transaction? I know it’s not closed, but a few months back you just came out of the strategic alternative process, I don’t want to say with no result, but it is kind of open ended and then a few months later we have this. So was this deal an option during that process, maybe if you could talk a little bit about that and then I have a couple of follow-ups.

Neil Nguyen - Digital Generation, Inc. - President & CEO

Hello, Darren. Thanks for joining the call. I think I’m going to hold back on commenting specifically about the strategic alternative process. I think we will be able to wholesomely disclose in our proxy filing, the full process of this deal. I think what I will comment on is that post-transaction, or post the strategic alternative process, management and the Board had remained fully committed to maximizing shareholder value, which means we were open to any and all ideas. I think that’s about as much as we can say about our process.

Darren Aftahi — Analyst

Okay. Then on the financing side, can you speak a little bit to the $40 million potential Extreme investment and is the financing for this transaction — is it best efforts fully committed? Can you give a little bit of color on that?

Craig Holmes - Digital Generation, Inc. - CFO

Yes, this is Craig. Good morning, Darren. Yes, the financing that ER is pursuing is a highly confident best efforts type financing at this point. It’s not fully committed, primarily in light of the timeframe that we have that we expect between now and closing. We have a variety of administrative and regulatory hurdles that we need to get through. So, they are working on their financing on their end. We believe that this is a very finance-able deal — actually work and go. They will send out their own press release. They’re working with JP Morgan, who you know is our agent bank. So they are very familiar with the debt and they are very familiar with the asset and at this point, I think they plan on pursuing another Term B deal. They will be familiar with the investors as well.

Darren Aftahi — Analyst

Great and then two more. What ultimately determines the $3 or better on the cash per share distribution to shareholders? And last one is, if and when the transaction closed, what essentially is going to happen to your TV ad sales force? Are those going to shift over to digital and how large is that, currently? Thanks.

Craig Holmes - Digital Generation, Inc. - CFO

The $3 dividend is really calculated. We do have a goal to have a well-capitalized online business coming out of this transaction. We have the proceeds from the transaction, we have some debt, obviously, that we need to repay as well as funding the investment in ER and other expenses. By the time we get done with that math, we end up with a cash distribution of about $3 per share. We have a little bit less than 30 million shares outstanding so think about a $90 million amount associated with the distribution to shareholders.

Neil Nguyen - Digital Generation, Inc. - President & CEO

Darren, on the second part of your question, we have roughly about 35 to 40 people in our TV ad sales force. And what our team is fully committed to doing is delivering the asset to our potential buyer. In regards to where the team will be, the team will be part of the TV asset going forward.

Darren Aftahi — Analyst

Great, thanks.

Operator

Richard Ingrassia.

Richard Ingrassia — Analyst

Thanks. Good morning, everybody. I’m not sure I heard the answer to this question. How does ER intend to finance the transaction and who exactly is their backing?

Craig Holmes - Digital Generation, Inc. - CFO

They publicly announced back in May that they raised $51 million from Spectrum Equity so they have a relationship with Spectrum Equity. And Spectrum Equity has continued to provide support and provided an equity commitment letter in connection with this transaction. They are also planning on raising Term B type debt to complete the funding.

Richard Ingrassia — Analyst

Okay. So there is no — it doesn’t say specifically, but there is no cash — no stock component here other than the preferred stock provision if you have to help them out?

Craig Holmes - Digital Generation, Inc. - CFO

Correct. We’ll invest — actually we’ll invest $40 million of the proceeds of our cash and in return for that we’ll get $45 million of their preferred stock with the same — essentially the same terms and conditions that Spectrum invested in back in May as well as the same terms and conditions that they will be reinvesting in in connection with this transaction.

Richard Ingrassia — Analyst

Okay. So you get another $5 million if you do have to pitch in?

Craig Holmes - Digital Generation, Inc. - CFO

Yes. We look at that as an original issue discount on those shares.

Richard Ingrassia — Analyst

The Allied business put up an impressive EBITDA number in Q2. Is it now, without interest expense, is it now a cash flow positive business? Standalone?

Craig Holmes - Digital Generation, Inc. - CFO

Yes. I think we are anticipating — on a pro forma basis we’ve been guiding ER. Our online EBITDA to that $25 million to $30 million EBITDA level and then what that does exclude — those corporate overhead, we are going through, we are analyzing the corporate overhead level that will be necessary to support the online business, obviously a smaller business than the combined online TV business and we’re making some estimates along those. At we at this point, we do believe it’s a positive cash flow.

Richard Ingrassia — Analyst

Do you have a range you expect for corporate overhead for the surviving company?

Craig Holmes - Digital Generation, Inc. - CFO

You know —

Neil Nguyen - Digital Generation, Inc. - President & CEO

Rich, it’s Neil. I think we do have a range. Let us work through that and I think it will give us an opportunity to present that holistically along with the positioning for the online in the next few weeks.

Richard Ingrassia — Analyst

Okay. Fair enough. Are the relationships between the two operations — I understand, for industry purposes, they still more often operate in silos, your efforts notwithstanding. But are the relationships between the two companies after this deal such that you’ll be able to continue to benefit from the cross-fertilization of the client basis that began over the last two years?

Neil Nguyen - Digital Generation, Inc. - President & CEO

I think from the online perspective, clearly we’ve exposed our clients to our strategy around convergence and our belief that the linear channels is going to be a digital channel. So, our core customer/clients on the TV side will continue to be focused on the execution of TV campaigns. I think there is a group of customers that have begun to converge their operations and they will be able to benefit from a much more integrated operation group at the agency going forward.

Richard Ingrassia — Analyst

Okay. Thanks, guys. Congrats.

Neil Nguyen - Digital Generation, Inc. - President & CEO

Thanks, Rich.

Operator

Thank you. I would now like to turn the call over to Neil Nguyen for closing remarks.

Neil Nguyen - Digital Generation, Inc. - President & CEO

I just want to reiterate and thank everybody for joining us — a last-minute call today. We appreciate all the support from our employees, our customers, as well as our shareholders. It is a long road from here to closing this transaction. The Company remains fully committed to executing its 2013 business plan and will conduct ourselves as business as usual. I’ll look forward to following up with all of our investors and shareholders in the coming days. Thank you, again.

Operator

Thank you for your participation in today’s conference. This concludes the presentation. You may now disconnect. Good day.

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Important Additional Information Will be Filed with the SEC

The Company plans to file with the SEC and mail to its stockholders a proxy and information statement in connection with the proposed transactions (the “Proxy Statement”).  The Proxy Statement will contain important information about the Company, the proposed transactions and related matters.  Investors and security holders are urged to read the Proxy Statement and any other relevant documents carefully when such documents are available.

Investors and security holders will be able to obtain free copies of the Proxy Statement and other documents filed with the SEC by the Company through the web site maintained by the SEC at www.sec.gov.

In addition, investors and security holders will be able to obtain free copies of the Proxy Statement from the Company by contacting Investor Relations, Digital Generation, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies relating to the proposed transactions.  Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K and Amendment No. 1 to the Annual Report on Form 10-K for the year ended December 31, 2012 as filed with the SEC on March 15, 2013 and April 30, 2013, respectively.

Cautionary Note Regarding Forward-Looking Statements

Statements in this communication regarding the proposed transactions concerning the Company, Extreme Reach, The New Online Company, the expected timing for completing the proposed transactions, future financial and operating results, benefits, synergies, future opportunities of the proposed transactions and any other statements about the Company’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transactions; the ability to obtain the requisite regulatory or stockholder approvals in a timely manner or otherwise; failure to satisfy other conditions to consummation of the transactions; the ability of Extreme Reach to consummate the necessary debt financing arrangements set forth in financing letters received by Extreme Reach; the ability for The New Online Company to achieve the benefits of the transactions or that such benefits may take longer to realize than expected; changes in government regulation; the ability to successfully separate operations and employees; the potential impact of the announcement of the transactions or consummation of the transactions on relationships with employees, suppliers, customers and competitors; international, national or local economic, social or political conditions that could adversely affect the parties to the transactions or their customers; conditions in the credit markets; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls and the other risks and uncertainties that affect the parties’ businesses, including those described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2012.  In addition, any forward-looking statements represent the Company’s estimates only as of the date hereof and should not be relied upon as representing the Company’s estimates as of any subsequent date.  The Company disclaims any intention or obligation to update these forward-looking statements.